Filed by Zoran Corporation

Pursuant to Rule 425 under The Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File Number: 000-27246

Date: August 15, 2011

Zoran Corporation:	Investors:
Karl Schneider	Bonnie McBride
Chief Financial Officer	(415) 454-8898
(408) 523-6500	bonnie@avalonir.com
ir@zoran.com

Company Web Site: www.zoran.com

Leading Independent Proxy Advisory Firm ISS Recommends Zoran Stockholders

Vote “FOR” Proposed Transaction with CSR plc

SUNNYVALE, CA – August 15, 2011 - Zoran Corporation (NASDAQ: ZRAN - News) today announced that Institutional Shareholder Services (“ISS”) recommends that Zoran stockholders vote FOR its proposed merger with CSR plc (LSE: CSR.L - News) (“CSR”). ISS is the leading independent proxy voting and corporate governance advisory firm, and its recommendations are relied upon by thousands of major institutional investment firms, mutual funds and other fiduciaries throughout the country.

As previously announced on June 17, 2011, Zoran and CSR entered into an Amended and Restated Agreement and Plan of Merger under which Zoran stockholders will receive US$6.26 in cash and 0.589 ordinary shares of CSR in the form of American Depositary Shares for each share of Zoran common stock held.

In its August 12, 2011, report, ISS stated:

The consideration of cash and stock provides ZRAN shareholders with certainty of value while allowing participation in synergistic upsides — most notably from the increased scale and complimentary capabilities — that may result from the merger. The decision to merge with CSR appears to offer the most value to shareholders and provides less downside risk than the standalone alternative or a break-up sale of the parts. The rationale and premium seem reasonable given the competitive landscape facing Zoran and in light of micro and macro events that have transpired since the February agreement.*

“ISS reached the right conclusion by recommending that stockholders vote for Zoran’s merger with CSR,” said Dr. Levy Gerzberg, president and chief executive officer of Zoran. “By combining our expertise in imaging and video with CSR’s connectivity, location and audio capabilities, this merger greatly expands our available target markets, enabling us to address both large and existing growth markets, as well as the smaller emerging niche markets that are expected to see substantial growth. In addition, it drives greater economies of scale and enhances earnings capabilities. Given these benefits, a merger with CSR is the best alternative for Zoran and its stockholders. Most importantly, Zoran stockholders will receive increased certainty of value through a significant cash component while still retaining the upside potential in the combined company.”

A special meeting of stockholders of Zoran Corporation to vote upon the proposed merger is scheduled for Tuesday, August 30, 2011 at 10:00 a.m., local time at Zoran’s principal executive offices located at 1390 Kifer Road, Sunnyvale, California. Zoran stockholders of record at the close of business on Monday, July 18, 2011, will be entitled to vote at the special meeting.

A general meeting of shareholders of CSR at which the approval of shareholders will be sought in connection with the proposed merger and certain other business is scheduled for Tuesday, August 30, 1011 at 3.00 p.m., local time at the offices of J.P. Morgan Cazenove, 20 Moorgate, London EC2R 6DA, United Kingdom.

Subject to approvals of the stockholders of Zoran and CSR, the transaction is expected to close on August 31, 2011.

The Board of Directors of Zoran has approved the CSR transaction and recommends that all Zoran stockholders vote “FOR” the proposal to adopt the merger agreement. Zoran stockholders are encouraged to read the definitive proxy materials in their entirety as they provide, among other things, a detailed discussion of the process that led to the proposed merger and the reasons behind the recommendation of the Board of Directors that stockholders vote “FOR” the proposal to adopt the merger agreement. Zoran stockholders who have questions about the merger or need assistance in submitting their proxy or voting their shares should contact Zoran’s proxy solicitor, MacKenzie Partners, Inc., at (212) 929-5500 (call collect) or toll free at (800) 322-2885.

*	Permission to use quotation was neither sought nor obtained.

About Zoran Corporation

Zoran Corporation, based in Sunnyvale, California, is a leading provider of digital solutions for the digital entertainment and digital imaging markets. With over two decades of expertise developing and delivering digital signal processing technologies, Zoran has pioneered high-performance digital audio and video, imaging applications and Connect Share Entertain™ technologies for the digital home. Zoran’s proficiency in integration delivers major benefits for OEM customers, including greater capabilities within each product generation, reduced system costs, and shorter time to market. Zoran-based DTV, set-top box, broadband receivers (silicon tuners), DVD, digital camera, and multifunction printer products have received recognition for excellence and are now in hundreds of millions of homes and offices worldwide. With headquarters in the U.S. and additional operations in China, France, Germany, India, Israel, Japan, Korea, Taiwan, and the U.K., Zoran may be contacted on the World Wide Web at www.zoran.com or at 408-523-6500.

This press release does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the merger or otherwise. Any acceptance or response to the merger should be made only on the basis of the information provided in the proxy statement (the “Proxy Statement”) filed by Zoran with the Securities and Exchange Commission (“SEC”) for Zoran’s stockholder meeting to adopt the merger agreement. The Proxy Statement also includes the prospectus filed by CSR with the SEC relating to CSR and the CSR ADSs issuable to Zoran stockholders in the proposed merger. WE URGE INVESTORS TO READ THE PROXY

STATEMENT AND PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ZORAN OR CSR FILE WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement and any other documents filed by Zoran with the SEC in connection with the proposed transaction at the SEC’s website at www.sec.gov and Zoran’s website at www.Zoran.com.

Important Additional Information

Zoran and its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from Zoran stockholders in connection with the approval of the proposed merger. Information regarding the names of Zoran’s directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in the Proxy Statement. Additional information regarding the interests of such potential participants may be included in other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the proposed transaction and to elect directors.

Forward-Looking Statements

This press release contains, or may contain, “forward-looking statements” concerning CSR and Zoran, the combined companies and business and the wholly-owned subsidiary of CSR that will merge with Zoran (together such companies and their subsidiaries being the “Merged Company”) that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to (1) the expected benefits of the merger, the expected accretive effect of the merger on the combined companies’ financial results, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, and future prospects; (2) business and management strategies and the expansion and growth of CSR’s or Zoran’s operations and potential synergies resulting from the merger; and (3) the expected closing date of the merger.

These forward-looking statements are based upon the current beliefs and expectations of the management of Zoran and CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the merger or to satisfy other conditions to the merger on the proposed terms and timeframe; the possibility that the merger does not close when expected or at all, or that the companies may be required to modify aspects of the merger to achieve regulatory approval; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the merger; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Merged Company’s ability to develop and market products integrating each company’s technologies in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Merged Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Merged Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Merged Company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time under the caption “Risk Factors” and elsewhere in CSR’s and Zoran’s periodic reports filed with the United States Securities and Exchange Commission, including Zoran’s Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and Zoran’s and CSR’s other filings with the SEC. Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Zoran and the Zoran logo are trademarks or registered trademarks of Zoran Corporation and/or its subsidiaries in the United States and/or other countries. All other brands or names may be claimed as property of others.